UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERSECTIONS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460981301

(CUSIP Number)

Hari Ravichandran

c/o iSubscribed Inc.

15 Network Drive

Burlington, Massachusetts 01803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Mihanovic 275 Middlefield Road, Suite 100 Menlo Park, CA 94025-4004 650 815 7438	Andrew Liazos 28 State Street Boston, MA 02109-1775 617 535 4038

October 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301

1	NAME OF REPORTING PERSON iSubscribed Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,485,567 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,485,567 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,567 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.75% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,130,620 shares of Common Stock (as defined in Item 1 below) held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in Item 4 below), and (b) 5,354,947 shares of Common Stock that are currently issuable upon conversion of the Parent Note (as defined in Item 3 below) acquired by WC SACD One Parent, Inc. pursuant to the Note Purchase Agreement (as defined in Item 4 below). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 11,973,037 shares of Common Stock that are currently outstanding, 713,993 shares of Common Stock that are currently issuable upon conversion of the Notes (as defined in Item 3 below), and 443,590 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days of October 31, 2018, in each case that are held by those stockholders of Intersections Inc. who have granted WC SACD One Parent, Inc. an irrevocable proxy over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 30,940,776 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of October 31, 2018 (based on the representation by Intersections Inc. in the Merger Agreement (as defined in Item 4 below)), (b) 5,354,947 shares of Common Stock that are currently issuable upon conversion of the Parent Note, (c) 713,993 shares of Common Stock that are currently issuable upon conversion of the Notes held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements, and (d) 443,590 shares of Common Stock underlying stock options which are currently exercisable or exercisable within 60 days of October 31, 2018 that are held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements.

CUSIP No. 460981301

1	NAME OF REPORTING PERSON Hari Ravichandran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,485,567 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,485,567 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,567 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.75% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,130,620 shares of Common Stock (as defined in Item 1 below) held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in Item 4 below), and (b) 5,354,947 shares of Common Stock that are currently issuable upon conversion of the Parent Note (as defined in Item 3 below) acquired by WC SACD One Parent, Inc. pursuant to the Note Purchase Agreement (as defined in Item 4 below). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 11,973,037 shares of Common Stock that are currently outstanding, 713,993 shares of Common Stock that are currently issuable upon conversion of the Notes (as defined in Item 3 below), and 443,590 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days of October 31, 2018, in each case that are held by those stockholders of Intersections Inc. who have granted WC SACD One Parent, Inc. an irrevocable proxy over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 30,940,776 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of October 31, 2018 (based on the representation by Intersections Inc. in the Merger Agreement (as defined in Item 4 below)), (b) 5,354,947 shares of Common Stock that are currently issuable upon conversion of the Parent Note, (c) 713,993 shares of Common Stock that are currently issuable upon conversion of the Notes held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements, and (d) 443,590 shares of Common Stock underlying stock options which are currently exercisable or exercisable within 60 days of October 31, 2018 that are held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements.

CUSIP No. 460981301

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock of Intersections Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Stock”). The address and principal office of Intersections Inc. is 3901 Stonecroft Boulevard, Chantilly, VA 20151.

Item 2. Identity and Background.

(a)-(c) and (f)

The name of the persons filing this Schedule 13D are iSubscribed Inc. (“iSubscribed”) and Hari Ravichandran (collectively, the “Reporting Persons”).

The addresses and principal offices of the Reporting Persons are:

iSubscribed Inc.

15 Network Drive

Burlington, Massachusetts 01803

Attention: Blake Cunneen, Chief Financial Officer

iSubscribed Inc. is one of the founders of a newly formed joint venture entity called WC SACD One, Inc. (“WC SACD”) that was created by (i) WndrCo Holdings, LLC, (“WndrCo”), (ii) iSubscribed, (iii) General Catalyst Group IX, L.P., and (iv) GC Entrepreneurs Fund IX, L.P. (together with General Catalyst Group IX, L.P., the “GC Funds”). WC SACD was formed in order to engage in acquisition discussions with the Company. WC SACD One Merger Sub, Inc. (“Merger Sub”) and WC SACD One Parent, Inc. (“Parent”) are newly formed, wholly owned subsidiaries of WC SACD, formed for the purpose of entering into the definitive merger agreement with the Company. Officers of iSubscribed constitute all of the officers of WC SACD.

Mr. Ravichandran is the Chief Executive Officer and a director of iSubscribed and beneficially owns, on a diluted basis, a majority of the outstanding common stock of iSubscribed.

iSubscribed is a digital security company that develops next-generation SaaS (Software as a Service) products. The Company was founded by Mr. Ravichandran.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of iSubscribed are set forth on Annex A attached hereto and are incorporated by reference herein.

As a result of certain agreements governing the investment of the Reporting Persons, the Reporting Persons may be deemed to be members of a group that includes WC SACD ONE MERGER SUB, INC., WC SACD ONE PARENT, INC., WC SACD ONE, INC., the GC Funds, and the Rollover Holders (as defined in Item 4 below). To the Reporting Persons’ knowledge, (i) each of the Rollover Holders (other than David A. McGough) and their applicable affiliates have filed separated Schedules 13D on or around the date hereof, and (ii) each of WndrCo and its subsidiaries and the GC Funds and their applicable affiliates are filing separate Schedule 13Ds on or around the date hereof.

(d)-(e)

Except as set forth below, during the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, those persons set forth on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On August 21, 2018, the Securities and Exchange Commission (the “SEC”) entered an Order Instituting Cease-and-Desist Proceedings Pursuant To Section 8a of the Securities Act of 1933 And Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing Remedial Sanctions and a Cease-And-Desist Order under which the SEC settled charges against Hari Ravichandran in connection with the SEC’s investigation of material misrepresentations and omissions in subscriber metrics of Endurance International Group Holdings, Inc. (“Endurance”) during the period beginning October 2013 and ending February 2015. Mr. Ravichandran served as Chief Executive Officer and as a director of Endurance during this period. The SEC alleged that while in

CUSIP No. 460981301

possession of information regarding the subscriber error, Mr. Ravichandran reported Endurance’s overstated subscriber metrics to the investing public in quarterly earnings calls and other investor presentations, and signed certifications as to the effectiveness of Endurance’s disclosure controls and the accuracy of Endurance’s periodic report for fiscal year 2014. The SEC ordered Mr. Ravichandran to cease and desist from committing or causing any violations and any future violations of Sections 13(a) and 13(b)(2)(A) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder, and Section 17(a)(2) of the Securities Act of 1933, and Mr. Ravichandran paid disgorgement in the principal amount of $953,005.65, prejudgment interest in the amount of $114,620.02, and a civil monetary penalty in the amount of $320,000, for a total of $1,387,625.67, to the SEC. There was no admission of liability by Mr. Ravichandran and the Order does not impose any bar by the SEC on the activities of Mr. Ravichandran.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof (the “Joint Filing Agreement”), which is included on the signature page to this Schedule 13D, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 3. Source and Amount of Funds or Other Consideration.

On October 31, 2018, each of WndrCo, iSubscribed, and the GC Funds (collectively, the “Sponsors”), indirectly through a newly formed joint venture, WC SACD, acquired equity interests in Parent, the proceeds of which were used by Parent to acquire a $30,000,000 aggregate principal amount senior secured convertible note of the Company (the “Parent Note” and, together with $4,000,000 aggregate principal amount of senior secured convertible notes of the Company issued to certain of the Rollover Holders (as defined in Item 4 below), the “Notes” and each individually, a “Note”).

iSubscribed used available cash to fund its purchase of equity interests in WC SACD, which funds in turn contributed to the purchase of the Parent Note.

Item 4. Purpose of Transaction.

Merger Agreement

On October 31, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub, a Delaware corporation and wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub is to commence a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of Common Stock at a price of $3.68 per share (the “Offer Price”) and (ii) following consummation of the Offer, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), and each issued and outstanding share of Common Stock will be converted into the right to receive the Offer Price in cash, without interest and subject to deduction of any required withholding tax, except for (A) shares of Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (including certain shares of Common Stock beneficially owned by Michael Stanfield, Stanfield Family Investments LLC, Loeb Holding Corporation and David A. McGough (the “Rollover Shares”; such holders of Rollover Shares, the “Rollover Holders”) that will be contributed and assigned to WC SACD prior to the Effective Time pursuant to the Contribution and Assignment Agreements (as defined below), and thereafter to Parent), and (B) Dissenting Shares (as defined in the Merger Agreement). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, pursuant to which no stockholder vote will be required to consummate the Merger. The Offer and the Merger are subject to certain customary closing conditions, including the expiration of the applicable period under the Hart-Scott-Rodino Act and a minimum tender condition that requires the tender of both more than 50% of the Company’s outstanding shares and more than 50% of the Company’s outstanding shares held by stockholders other than directors, executive officers, and the Rollover Holders (as defined in Item 4 below).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement attached hereto as Exhibit 99.1, which is incorporated herein by reference.

CUSIP No. 460981301

Note Purchase Agreement

On October 31, 2018, the Company entered into a Note Purchase and Exchange Agreement (the “Note Purchase Agreement”) with Loeb Holding Corporation, David A. McGough, and Parent (collectively, the “Investors”). Pursuant to the Note Purchase Agreement, on the date of execution of the Note Purchase Agreement (the “Closing Date”), the Company issued the Notes and (i) Parent purchased from the Company the Parent Note for cash and (ii) Loeb Holding Corporation and David A. McGough exchanged $4,000,000 aggregate principal amount of certain unsecured convertible notes previously issued by the Company to such Investors for $4,000,000 aggregate principal amount of Notes. The Notes have an interest rate of 6.0% per annum for the first 12 months following the Closing Date and an interest rate of 8.0% per annum for the remaining term of the Notes. The Notes will mature on the date that is 36 months following the Closing Date. The Notes are secured by a first-priority security interest on all of the assets of the Company and its subsidiaries, subject to certain exceptions, and the obligations of the Company under the Notes are guaranteed by its subsidiaries.

The Notes will convert automatically into Common Stock and/or Preferred Stock (as defined below) upon the earlier of (i) the time that is immediately prior to the Effective Time and (ii) the time that is immediately prior to consummation of a Superior Transaction (as defined in the Note Purchase Agreement), and each Note is convertible into Common Stock and/or Preferred Stock, as applicable,, at the option of the relevant holder, at any time on or after (iii) the date on which closing of an Alternative Transaction (as defined in the Note Purchase Agreement) occurs, which encompasses, among other things, certain changes relating to the beneficial ownership, indebtedness and solvency of the Company, (iv) a determination by the Company’s Board of Directors that the Company is no longer pursuing a process to sell itself, and (v) April 30, 2019 (each of (i) through (v), a “Trigger Date”).

On or after any Trigger Date, the Notes automatically convert or at the election of the holder are convertible, as applicable, into either (i) to the extent that the Company’s Common Stock remains listed on the Nasdaq Stock Market and if such Trigger Date is prior to the date on which Company stockholder approval of the conversion of the Notes into shares of Common Stock under the rules of the Nasdaq Stock Market becomes effective (such effectiveness date, the “Stockholder Approval Date”), an aggregate of 6,068,940 shares of Common Stock and 1,781,807 shares of Company 6.0% Series A Preferred Stock, par value $0.01 per share (“Preferred Stock”) (or, in the case of the Parent Note, 5,354,947 shares of Common Stock and 1,572,183 shares of Preferred Stock), which Preferred Stock will be convertible into shares of Common Stock following the Stockholder Approval Date, or (ii) if such Trigger Date is on or after the Stockholder Approval Date, an aggregate of 14,977,974 shares of Common Stock (or, in the case of the Parent Note, 13,215,859 shares of Common Stock) . Share figures are based on outstanding shares of the Company on an as-converted basis as of October 31, 2018.

Subject to the terms and conditions of the Note Purchase Agreement, the Notes are convertible into Common Stock at a conversion price of $2.27 per share (subject to adjustment as provided in the Notes). For so long as any Notes (or Preferred Stock issued upon conversion of the Notes) remain outstanding or any Investor holding at least 10% of the then-aggregate unpaid principal amount of the Notes owns Common Stock comprising at least 50% of the shares issuable upon conversion of its Notes, if there is a termination of the Merger Agreement by the Company other than for cause and Parent then holds at least 80% of its initial principal amount of Notes (or shares issued upon conversion), a majority of the Company’s Board of Directors will resign effective immediately and Parent will have the right to designate directors to fill such vacancies (provided that one director so appointed by Parent shall be an independent director designated by Loeb Holding Corporation) and the right to appoint the Chief Executive Officer of the Company.

The foregoing descriptions of the Note Purchase Agreement and the Notes do not purport to be complete and are qualified in their entirety by the Note Purchase Agreement (which includes the Form of Note as an exhibit thereto) attached hereto as Exhibit 99.2 which is incorporated herein by reference.

Rollover and Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, the Notes and the Note Purchase Agreement, WC SACD entered into Contribution and Assignment Agreements (the “Contribution and Assignment Agreements”), dated as of the date of the Merger Agreement, with the Rollover Holders pursuant to which the Rollover Holders will contribute, immediately following the consummation of the Offer, the Rollover Shares to Parent in exchange for equity interests in WC SACD. During the period prior to consummation of the Offer (or an earlier stockholder vote in respect of the Merger Agreement), the Rollover Holders, on the one hand, and WC SACD, on the other hand, have agreed to work in good faith to, among other things, (i) finalize a stockholder’s agreement for WC SACD (with rollover terms materially consistent with those attached to the Contribution and Assignment Agreements) and (ii) finalize an amended and restated certificate of incorporation and bylaws for WC SACD. As set forth in Schedule I to each Rollover Holder’s Contribution and Assignment Agreement, (i) Loeb Holding Corporation has agreed to roll 8,801,702 shares of Common Stock (which assumes conversion of the Note held by

CUSIP No. 460981301

Loeb Holding Corporation into 1,321,586 shares of Common Stock), (ii) David A. McGough has agreed to roll 800,000 shares of Common Stock (which assumes conversion of the Note held by David A. McGough into 440,529 shares of Common Stock), (iii) Michael R. Stanfield has agreed to roll 922,154 shares of Common Stock, and (iv) Stanfield Family Investments LLC has agreed to roll 577,846 shares of Common Stock.

Concurrently with the execution of the Merger Agreement and the Contribution and Assignment Agreements, Parent also entered into Tender and Support Agreements (the “Tender and Support Agreements”), dated as of the date of the Merger Agreement and the Note Purchase Agreement, with the Rollover Holders, pursuant to which each of the Rollover Holders has agreed, among other things, subject to the terms and conditions set forth therein, to (i) tender in the Offer all of the Rollover Holder’s beneficially owned outstanding shares of Common Stock that are not Rollover Shares and (ii) vote or consent in favor of (a) authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, (b) a proposal to permit the conversion of Notes into shares of Common Stock and preferred stock, and (c) any proposal to increase the number of shares of Common Stock and Preferred Stock authorized pursuant to the Company’s Certificate of Incorporation to permit such conversion and permit the exercise of certain preemptive rights to the Investors, in each case as contemplated by the terms of the Note Purchase Agreement. Pursuant to the Tender and Support Agreements, the Rollover Holders have also granted to Parent, its executive officers and any other designee of Parent power to act as its proxy and attorney-in-fact to vote such Rollover Holder’s shares of Common Stock owned of record or beneficially by such Rollover Holder in favor of certain matters relating to the transactions contemplated by the Merger Agreement, including, without limitation, those matters described in clause (ii) of the immediately preceding sentence.

The foregoing descriptions of the Tender and Support Agreements and the Contribution and Assignment Agreements do not purport to be complete and are qualified in their entirety by the Tender and Support Agreements attached hereto as Exhibits 99.3, 99.4, 99.5 and 99.6, and the Contribution and Assignment Agreements attached hereto as Exhibits 99.7, 99.8, 99.9 and 99.10, which are incorporated herein by reference.

Registration Rights Agreement

In connection with the Note Purchase Agreement, on October 31, 2018, the Investors entered into a Registration Rights Agreement with the Company (the “Registration Rights Agreement”). The Registration Rights Agreement provides the Investors with certain demand registration rights in respect of the shares of Common Stock issued to such Investors upon conversion of the Notes or the shares of Preferred Stock into which the Notes may be converted pursuant to the Note Purchase Agreement, subject to certain conditions. In the event that the Company registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to the Investors, and, subject to certain limitations, include the shares of Common Stock held by the Investors in such registration. The Registration Rights Agreement includes customary indemnification provisions which indemnify the Investors against certain losses and liabilities arising out of or based upon any filing or other disclosure made by the Company in connection with such registration.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement attached hereto as Exhibit 99.11, which is incorporated herein by reference.

Binding Term Sheet

On October 31, 2018, the Sponsors entered into a Binding Term Sheet (the “Binding Term Sheet”) with WC SACD, pursuant to which WC SACD and each Sponsor agreed to negotiate in good faith definitive agreements consistent with the terms set forth in the Binding Term Sheet to govern WC SACD, the joint venture. Until definitive agreements are executed by and among WC SACD and the Sponsors, the rights and obligations set forth in the Binding Term Sheet is binding and enforceable against WC SACD and each of the Sponsors, respectively. The Binding Term Sheet contemplates that WC SACD will be governed by a board of directors comprised of at least seven members with the Sponsors having certain designation rights as specified therein. Subject to the terms and conditions of the Binding Term Sheet, (i) certain enumerated actions of the Company require special board approval or stockholder approval, (ii) each holder of voting interests in WC SACD has customary preemptive rights that will terminate upon an initial public offering, (iii) equityholders of WC SACD have customary tag-along rights and are subject to customary transfer restrictions, (iv) WndrCo has certain drag-along rights and registration rights, and (v) the Rollover Holders are subject to certain put and call rights as described further in the Binding Term Sheet.

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The Binding Term Sheet also provides that following the Merger, WndrCo may cause the Sponsors (other than iSubscribed) and the Rollover Holders to contribute all of their interests in WC SACD into a newly formed Delaware holding corporation (“NewCo”). No later than 30 days after the contribution by the Sponsors, WndrCo and iSubscribed shall cause, subject to certain conditions (i) iSubscribed to become a direct or indirect subsidiary of NewCo, (ii) the stockholders of iSubscribed to become equityholders of NewCo for an aggregate consideration based on a $50 million valuation of iSubscribed, as adjusted reasonably and in good faith for net cash (or net debt) then held by iSubscribed (sub-clauses (i) and (ii) are referred to as the “iSub Contribution”), and (iii) Mr. Ravichandran to become the Chief Executive Officer of NewCo. Pursuant to the Binding Term Sheet, the rights and terms related to NewCo immediately prior to the iSub Contribution will remain the same following the iSub Contribution. As a result of the iSub Contribution, the Company will be an indirect subsidiary of NewCo and iSubscribed.

The foregoing description of the Binding Term Sheet does not purport to be complete and is qualified in its entirety by the Binding Term Sheet attached hereto as Exhibit 99.12, which is incorporated herein by reference.

The purpose of the Offer and the Merger is to acquire all of the outstanding shares of Common Stock (other than the Rollover Shares). The Offer, the Merger and the transactions under the Note Purchase Agreement may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board of Directors or management of the Company (as the surviving company in the Merger), the delisting of Common Stock from Nasdaq, and/or the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”). If the Merger is consummated, the Common Stock will be delisted from Nasdaq and will cease to be registered under the Act, the Company will become a privately held subsidiary of Parent and Mr. Ravichandran, the Chief Executive Officer of iSubscribed, will become the Chief Executive Officer of the Company. Parent will have the ability to amend or replace the constitutive documents of the Company and to control all other actions of the Company.

The Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference. As of the date of this Schedule 13D, as a result of the Tender and Support Agreements and Note Purchase Agreement, the Reporting Persons may be deemed to have beneficial ownership of such shares of Common Stock detailed in Items 7 through 11 of the applicable cover page of this Schedule 13D and the footnotes thereto. All shares reported as beneficially owned due to the Tender and Support Agreements and Note Purchase Agreement are reported to the knowledge of the Reporting Persons based on the representations of the Company and the Rollover Holders.

As described in Item 4, on and after the Stockholder Approval Date, subject to certain contingencies, the Notes may be convertible into 14,977,974 shares of Common Stock, rather than 6,068,940 shares of Common Stock and 1,781,807 shares of Preferred Stock. Upon the fulfillment of such contingencies, certain of the Reporting Persons may be deemed to beneficially own an additional 8,909,034 shares of Common Stock (or an additional 9% of the Company’s outstanding Common Stock), representing, an additional 7,860,912 shares of Common Stock in respect of the Parent Note and an additional 1,048,122 shares of Common Stock issuable upon the conversion of the Notes held by Loeb Holding Corporation and David A. McGough over which Parent will hold an irrevocable proxy pursuant to the Tender and Support Agreements. The Reporting Persons disclaim beneficial ownership of such additional shares, and this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner for any purpose of such additional shares, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such shares.

Due to the nature of the transactions contemplated by the Merger Agreement, the Tender and Support Agreements, the Note Purchase Agreement, and the Contribution and Assignment Agreement summarized above, the Reporting Persons, along with the Rollover Holders, may be deemed members of a 13(d) group.

For Section 16 purposes, the Reporting Persons disclaim beneficial ownership over the shares reported herein, except to the extent of their pecuniary interest therein.

(c)

Except as described in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

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(d)

The Rollover Holders retain their rights to receive dividends from, or the proceeds from the sale of, shares of Common Stock currently held by the Rollover Holders. For more information, see the amended Schedules 13D filed by Loeb Holding Corporation with the Securities and Exchange Commission on October 31, 2018 and November 6, 2018, and the amended Schedules 13D filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018 and November 6, 2018.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the Offer, the Merger Agreement, the Note Purchase Agreement, the Contribution and Assignment Agreements, the Tender and Support Agreements, the Registration Rights Agreement, and the Binding Term Sheet set forth in Item 4 above is incorporated herein by reference in its entirety.

The Merger Agreement, the Note Purchase Agreement (which includes the Form of Note as an exhibit thereto), the Tender and Support Agreements, the Contribution and Assignment Agreements, the Registration Rights Agreement, the Binding Term Sheet, and joint filing arrangement between the Reporting Persons are filed as Exhibits 99.1 through 99.13 to this Schedule 13D and are incorporated herein by reference. Except for the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, contracts, arrangements, understandings or relationships with respect to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Agreement and Plan of Merger, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One, Inc., WC SACD One Parent, Inc., and WC SACD One Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

99.2	Note Purchase and Exchange Agreement, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., Loeb Holding Corporation, and David A. McGough (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

99.3	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and David A. McGough (incorporated herein by reference to Exhibit 5 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

99.4	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 4 filed by Loeb Holding Corporation with the Securities and Exchange Commission on October 31, 2018).

99.5	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Michael Stanfield (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

99.6	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.5 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

99.7	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and David A. McGough (incorporated herein by reference to Exhibit 9 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

99.8	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation (incorporated by reference to Exhibit 99.8 of Schedule 13D filed by WndrCo Holdings, LLC on November 13, 2018 with the Securities and Exchange Commission).

99.9	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield (incorporated by reference to Exhibit 99.9 of Schedule 13D filed by WndrCo Holdings, LLC on November 13, 2018 with the Securities and Exchange Commission).

CUSIP No. 460981301

99.10	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.10 of Schedule 13D filed by WndrCo Holdings, LLC on November 13, 2018 with the Securities and Exchange Commission).

99.11	Registration Rights Agreement, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc. and certain stockholders of Intersections Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intersections Inc. on November 6, 2018 with the Securities and Exchange Commission).

99.12	Binding Term Sheet, dated as of October 31, 2018, by and among, WC SACD One, Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P., and iSubscribed Inc. (incorporated herein by reference to Exhibit 13 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

99.13	Joint Filing Agreement (on signature page).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Joint Filing Agreement. Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the beneficial ownership of each of the undersigned in the common stock of Intersections Inc.

Date: November 13, 2018

ISUBSCRIBED INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF ISUBSCRIBED INC.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of iSubscribed Inc. The principal business address of each person listed below is c/o iSubscribed Inc., 15 Network Drive, Burlington, Massachusetts 01803.

DIRECTORS OF ISUBSCRIBED INC.:

Name	Citizenship
Hari Ravichandran	USA
Trevor Oelschig	USA
Austin McChord	USA

EXECUTIVE OFFICERS OF ISUBSCRIBED INC.:

Name	Present Occupation	Citizenship
Hari Ravichandran	Chief Executive Officer of iSubscribed Inc.	USA
Blake Cunneen	Chief Financial Officer of iSubscribed Inc.	USA
Hamed Saeed	Secretary of iSubscribed Inc.	USA
Ryan Toohil	Chief Operating Officer of iSubscribed Inc.	USA